1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date November 1, 2016	By /s/ Zhang Baocai
Name: Zhang Baocai
Title: Director

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China (“PRC”) with limited liability)

(Stock Code: 01171)

RESULTS REPORT FOR THE THIRD QUARTER OF 2016

IMPORTANT NOTICE

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and the disclosure requirement under Rule 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”). The board of directors (the “Board”), the supervisory committee, the directors, the supervisors, and the senior management of Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or the “Company”) confirm that this report does not contain any misrepresentations, misleading statements or material omissions and jointly and severally accept all responsibilities for the authenticity, accuracy and completeness of the information contained in this report.

The report for the results of the third quarter of 2016 of the Company (the “Report”) was considered and approved by the twenty-sixth meeting of the sixth session of the Board and all the 11 directors of the Board who were supposed to attend the meeting were present.

The financial statements in this Report have not been audited.

“Reporting Period” means the period from 1 July 2016 to 30 September 2016.

“The Group” means the Company and its subsidiaries.

The Chairman of the Board, Mr. Li Xiyong, the Chief Financial Officer, Mr. Zhao Qingchun, and the head of the Accounting Management Department, Mr. Xu Jian, hereby declare the authenticity, accuracy and completeness of the financial statements in this Report.

Summary of the unaudited results of the Group for the third quarter ended 30 September 2016 is set out as follows:

•	This Report is prepared in accordance with the relevant regulations on Disclosure of Information in Quarterly Reports for Listed Companies promulgated by the China Securities Regulatory Commission (the “CSRC”).

•	All financial information contained in this Report is prepared in accordance with the relevant requirements and interpretations under the accounting standards for business enterprises promulgated by the Ministry of Finance of the PRC. Shareholders of the Company (the “Shareholders”) and public investors are reminded of the different reporting standards adopted in this Report, the interim report and the annual report of the Company when trading the shares of the Company.

•	Unless otherwise specified, the currency referred to in this Report is Renminbi (“RMB”).

•	For the third quarter of 2016, the operating income of the Group was RMB40.1421 billion, representing an increase of RMB26.8312 billion or 201.6% as compared with the corresponding period of last year. Net profit attributable to the Shareholders was RMB425.6 million, representing a decrease of RMB112 million or 34% as compared with the corresponding period of last year.

•	For the first three quarters of 2016, the operating income of the Group was RMB64.7773 billion, representing an increase of RMB26.323 billion or 68.5% as compared with the corresponding period of last year. Net profit attributable to the Shareholders was RMB1.018 billion, representing a decrease of RMB122.9 million or 10.8% as compared with the corresponding period of last year.

•	The content of this Report is consistent with the announcement published on the Shanghai Stock Exchange. This announcement is published simultaneously in the PRC and overseas.

§I. General Information of the Group

(I) Major Accounting Data

Unit:RMB’000

	As at the end of the Reporting Period	As at the end of last year	Increase/decrease at the end of the Reporting Period as compared with the end of last year (%)
Total assets	145,472,700	139,061,962	4.61

Net asset attributable to the Shareholders	42,010,948	39,807,679	5.53

	From the beginning of 2016 to the end of the Reporting Period (January-September)	From the beginning of last year to the end of the reporting period of last year (January-September)	Increase/decrease for the Reporting Period as compared with the same period of last year (%)
Net cash flows from operating activities	2,155,859	-574,834	—

	From the beginning of 2016 to the end of the Reporting Period (January-September)	From the beginning of last year to the end of the reporting period of last year (January-September)	Increase/decrease for the Reporting Period as compared with the same period of last year (%)
Operating income	64,777,318	38,454,334	68.45
Net profit attributable to the Shareholders	1,018,012	1,140,954	-10.78
Net profit attributable to the Shareholders after deducting extraordinary profits and losses	500,788	699,220	-28.38
Weighted average return on net assets (%)	2.39	3.31	Decrease 0.92 percentage points
Basic earnings per share (RMB)	0.2072	0.2320	-10.69
Diluted earnings per share (RMB)	0.2072	0.2320	-10.69

Notes:

1:	In July 2016, the Company consolidated financial statements of Shandong Yancoal Property Service Company.

2.	Since the publication of 2015 annual report, the Group has made adjustments to the disclosures in terms of “net profit attributable to Shareholders”, which was broken down into “net profit attributable to Shareholders” and “net profit attributable to other interest instrument holders”.

Item and amount of extraordinary gains/losses

Unit: RMB’000

Items	Amount of the Reporting Period (July-September)	Amount of first three quarters (January-September)
Gains and losses on disposal of non-current assets	3,396	4,094
Government subsidiary included in the gains and losses of the period (except that of close connections with company’s business, which meet with the national policy and are in accordance with certain standard quota or quantity continuously enjoyed)	2,420	20,507
Gains/ losses from changes in fair value of tradable financial assets and liabilities, and investment income from disposal of tradable financial assets and liabilities as well as available for sales financial assets except the effective hedging business related to normal operation	7,618	68,928
Other non-operating revenues and expenses excluding the abovementioned items	42,252	645,034
Effect of income tax	-17,771	-199,142
Influenced amount of minority shareholders’ equity (after tax)	-16,812	-22,197

Total	21,103	517,224

(II) Total number of Shareholders at the end of the Reporting Period, the top 10 Shareholders and the top 10 Shareholders holding tradable shares of the Company which are not subject to trading moratorium

Unit: share

Total number of Shareholders	56,783

Shareholdings of the top 10 Shareholders

Name of Shareholder (Full name)	Number of shares held	Percentage holding of the total capital (%)	Number of shares held subject to trading moratorium	Number of pledged or locked share
				State of shares	Number of shares	Nature of Shareholders
Yankuang Group Company Limited (“Yankuang Group”)	2,600,000,000	52.93	0	pledged	1,300,000,000	State-owned legal person
HKSCC (Nominees) Limited	1,944,823,899	39.59	0	Unknown	0	Foreign legal person
China Securities Finance Corporation Limited	75,606,257	1.54	0	—	0	State-owned legal person
Central Huijin Investment Ltd.	19,355,100	0.39	0	—	0	State-owned legal person
Rongtong New Blue Chip Securities Investment Fund	10,057,829	0.20	0	—	0	Others
ICBC-Jianxin Selected Hybrid Securities Investment Fund	8,369,886	0.17	0	—	0	Others
Bank of Communications-Rongtong Industry Prosperous Securities Fund	6,333,564	0.13	0	—	0	Others
Agricultural Bank of China-BOC Schroeder Pioneer Hybrid Securities Investment Fund	4,825,643	0.10	0	—	0	Others
China Life Insurance Company Limited-dividend-personal dividend-005L-FH002 HU	4,276,300	0.09	0	—	0	Others
Bank of China Limited-Yifangda Resource Industry Hybrid Securities Investment Fund	3,702,906	0.08	0	—	0	Others

Top ten Shareholders holding tradable shares not subject to trading moratorium
Name of Shareholder	Number of tradable shares held not subject to trading moratorium	Class and numbers of shares held
		Class of shares	Number of shares
Yankuang Group Company Limited	2,600,000,000	A Shares	2,600,000,000
HKSCC (Nominees) Limited	1,944,823,899	H shares	1,944,823,899
China Securities Finance Corporation Limited	75,606,257	A Shares	75,606,257
Central Huijin Investment Ltd.	19,355,100	A Shares	19,355,100
Rongtong New Blue Chip Securities Investment Fund	10,057,829	A Shares	10,057,829
ICBC-Jianxin Selected Hybrid Securities Investment Fund	8,369,886	A Shares	8,369,886
Bank of Communication-Rongtong Industry Prosperous Securities Fund	6,333,564	A Shares	6,333,564
Agricultural Bank of China-BOC Schroeder Pioneer Hybrid Securities Investment Fund	4,825,643	A Shares	4,825,643
China Life Insurance Company Limited-dividend-personal dividend-005L-FH002 HU	4,276,300	A Shares	4,276,300
Bank of China Limited-Yifangda Resource Industry Hybrid Securities Investment Fund	3,702,906	A Shares	3,702,906

Connected relationship or concerted-party relationship among the above Shareholders	One of Yankuang Group’s wholly-owned subsidiaries incorporated in Hong Kong holds 180 million H shares in the Company through HKSCC (Nominees) Limited. Both Rongtong New Blue Chip Securities Investment Fund and Bank of Communication-Rongtong Industry Prosperous Securities Investment Fund are owned by Rongtong Fund Management Co., Ltd. Apart from this, it is unknown whether other Shareholders are connected with one another or whether any of these Shareholders fall within the meaning of parties acting in concert.
Preferred shareholder with recovered voting right and the number of shares held	No

Notes:

1. All the information above is prepared in accordance with the registers of the Shareholders provided by China Securities Depository and Clearing Co., Ltd. Shanghai Branch and Hong Kong Securities Registration Co., Ltd.

2. As the clearing and settlement agent for the Company’s H shares, HKSCC Nominees Limited holds the Company’s H shares in the capacity of a nominee.

3. On 26 November 2015, Yankuang Group pledged its 520,000,000 A shares not subject to trading moratorium to the Export-Import Bank of China as a guarantee by way of share pledge for a bank loan of 500 million US dollars, with pledge period of twenty-four months.

4. On 7 July 2016 and 15 July 2016, Yankuang Group pledged its 402,000,000 A shares and 378,000,000 A shares to Qilu Securities (Shanghai) Asset Management Company Limited, separately, in purpose of financing for stock collateral repo business, with pledge period of thirty-six months.

5. The repurchase of 6,384,000 H shares by the Company in 2015 resulted in the reduction of registered capital of the Company by RMB6,384,000 accordingly and the corresponding business registration alternation has been completed on September 28, 2016. The number of H shares of Yanzhou Coal reduced to 1,952,016,000 shares, resulting in corresponding reduction in the total share capital to 4,912,016,000 shares and registered capital to RMB4,912,016,000.

§II Significant Matters

(I) General Operating Performance of the Group

	Third quarter			First 3 quarters
Items	2016	2015	Increase /decrease (%)	2016	2015	Increase /decrease (%)
1. Coal business (kilotonne)
Raw coal production	15,952	16,721	-4.60	47,543	51,654	-7.96
Saleable coal production	14,837	15,292	-2.98	44,085	47,287	-6.77
Sales volume of saleable coal	18,140	20,342	-10.82	50,696	63,334	-19.95
2. Railway transportation business (kilotonne)
Transportation volume	4,199	4,522	-7.14	9,067	12,048	-24.74
3. Coal chemical business (kilotonne)
Methanol production	403	427	-5.62	1,204	1,261	-4.52
Methanol sales volume	446	385	15.84	1,246	1,214	2.62
4. Electrical power business (10,000kWh)
Power generation	84,556	68,269	23.86	219,675	193,256	13.67
Electricity sold	59,936	44,084	35.96	146,877	118,697	23.74
5. Heat business (1,000 steam tonnes)
Heat generation	60	59	1.69	930	956	-2.72
Heat sold	0	6	-100.00	44	50	-12.00
6. Electromechanical equipment manufacturing
Output of electromechanical equipment
(1) hydraulic support (Kilotonne)	11	15	-26.67	33	40	-17.50
(2) road header (Set)	2	3	-33.33	6	9	-33.33
(3) chain/belt conveyor (Kilotonne)	9	8	12.50	19	17	11.76
(4) frequency converter and switchbox (Set)	3,482	1,307	166.41	5,099	3,923	29.98
Sales volume of electromechanical equipment
(1) hydraulic support (Kilotonne)	2	2	0.00	22	4	450.00
(2) road header (Set)	—	—	—	1	1	0.00
(3) chain/belt conveyor (Kilotonne)	3	7	-57.14	9	12	-25.00
(4) frequency converter and switchbox (Set) Notes:	741	695	6.62	2,206	2,516	-12.32

Notes:

1. Production and sales volume from electrical power business, heating business and electromechanical manufacturing equipment business in the above table have significant differences, which was mainly due to the fact that: related products were self used before sold externally.

2. For the first three quarters of this year, the Group significantly expanded its market in hydraulic support, which increased its sales volume in a large amount as compared with that of last year.

(II) Operating performance of businesses segments

1. Coal business

(1) Coal production

For the first 3 quarters of 2016, the raw coal production of the Group was 47.54 million tonnes, representing a decrease of 4.11 million tonnes or 8.0% as compared with the corresponding period of last year. The saleable coal production was 44.09 million tonnes, representing a decrease of 3.2 million tonnes or 6.8% as compared with the corresponding period of last year.

The following table sets out the coal production of the Group for the first 3 quarters of 2016:

Unit: kilotonne

	Third quarter			First 3 quarters
Items	2016	2015	Increase /decrease (%)	2016	2015	Increase /decrease (%)
I. Raw coal production	15,952	16,721	-4.60	47,543	51,654	-7.96
1. The Company	8,328	9,374	-11.16	25,643	27,119	-5.44
2. Shanxi Neng Hua①	491	10	4,810.00	1,348	677	99.11
3. Heze Neng Hua②	755	684	10.38	2,404	2,649	-9.25
4. Ordos Neng Hua③	532	332	60.24	1,283	2,148	-40.27
5. Yancoal Australia④	4,265	4,543	-6.12	12,038	13,801	-12.77
6. Yancoal International⑤	1,581	1,778	-11.08	4,827	5,260	-8.23
II. Saleable coal production	14,837	15,292	-2.98	44,085	47,287	-6.77
1. The Company	8,347	9,379	-11.00	25,655	27,114	-5.38
2. Shanxi Neng Hua	490	9	5,344.44	1,336	665	100.90
3. Heze Neng Hua	752	682	10.26	2,395	2,645	-9.45
4. Ordos Neng Hua	532	331	60.73	1,283	2,144	-40.16
5. Yancoal Australia	3,214	3,207	0.22	8,963	9,901	-9.47
6. Yancoal International	1,502	1,684	-10.81	4,453	4,818	-7.58

Notes:

①	Shanxi Neng Hua refers to Yanzhou Coal Shanxi Neng Hua Company Limited. For the first three quarters of 2016, the production volume of raw coal and saleable coal of Shanxi Neng Hua were increased as compared with that of last year, which was mainly due to the lower production volume caused by the workface relocation during the corresponding period of last year.
②	Heze Neng Hua refers to Yanmei Heze Neng Hua Company Limited.
③	Ordos Neng Hua refers to Yanzhou Coal Ordos Neng Hua Company Limited. For the first three quarters of 2016, the production volume of raw coal and saleable coal of Ordos Neng Hua were decreased as compared with that of last year, which was mainly due to active production reduction of coal mines belonging to Ordos Neng Hua in responses to the national policies of industrial production capacity reduction.
④	Yancoal Australia refers to Yancoal Australia Limited.
⑤	Yancoal International refers to Yancoal International (Holding) Co., Ltd.

(2) Coal prices and sales

In the first 3 quarters of 2016, the average coal price of the Group was decreased as compared with that of last year. But the average price of the Group’s self produced coal in the third quarter of 2016 was increased on QoQ basis due to the national policies of production capacity reduction and supply side reform.

The sales volume of saleable coal for the first 3 quarters of 2016 was 50.70 million tonnes, representing a decrease of 12.64 million tonnes or 20.0% as compared with the corresponding period of last year, which was mainly due to: (1) the decrease of sales volume of traded coal by 8.87 million tonnes as compared with that of last year. (2) the decrease of salable coal sales volume from Ordos Neng Hua and Yancoal Australia by 1.01 million tonnes and 2.73 million tonnes, respectively, as compared with that of last year.

The following table sets out the Group’s production and sales of saleable coal by coal types for the first 3 quarters of 2016:

	First 3 quarters of 2016			First 3 quarters of 2015
	Coal production	Sales volume	Sales price	Coal production	Sales volume	Sales price
	(Kilotonne)	(Kilotonne)	(RMB/tonne)	(Kilotonne)	(Kilotonne)	(RMB/tonne)
1. The Company	25,655	24,769	359.47	27,114	25,160	342.49
No. 1 clean coal	97	78	479.02	88	159	515.65
No. 2 clean coal	8,074	7,902	454.78	5,972	5,523	449.07
No. 3 clean coal	1,793	1,844	388.16	2,969	2,995	399.07
Lump coal	1,932	1,885	411.06	1,780	1,780	400.06
Sub-total of clean coal	11,896	11,709	437.41	10,809	10,457	427.42
Screened raw coal	12,861	12,400	299.52	11,629	10,672	300.45
Mixed coal & Others	898	660	103.07	4,676	4,031	233.51
2. Shanxi Neng Hua	1,336	1,299	186.46	665	729	165.73
Screened raw coal	1,336	1,299	186.46	665	729	165.73
3. Heze Neng Hua	2,395	2,080	456.04	2,645	1,747	415.03
No. 2 clean coal	1,823	1,841	488.50	1,418	1,281	499.99
Screened raw coal	374	136	254.43	166	6	209.40
Mixed coal & Others	198	103	143.20	1,061	460	181.32
4. Ordos Neng Hua	1,283	1,120	203.48	2,144	2,134	177.25
Screened raw coal	1,283	1,120	203.48	2,144	2,134	177.25
5. Yancoal Australia	8,963	8,567	350.24	9,901	11,294	400.54
Semi-hard coking coal	523	500	488.98	808	922	504.22
Semi-soft coking coal	445	425	428.50	928	1,058	508.97
PCI coal	1,630	1,558	447.08	1,758	2,005	477.83
Thermal coal	6,365	6,084	308.57	6,407	7,309	350.56
6. Yancoal International	4,453	4,291	279.10	4,818	4,830	278.19
Thermal coal	4,453	4,291	279.10	4,818	4,830	278.19
7. Traded coal	—	8,570	318.88	—	17,440	461.28

8. Total for the Group	44,085	50,696	340.33	47,287	63,334	375.05

(3) Cost of coal sales

For the first 3 quarters of 2016, the cost of coal sales business of the Group was RMB10.8502 billion, representing a decrease of RMB5.3732 billion or 33.1% as compared with the corresponding period of 2015, which was mainly due to the decrease of total sales cost of the traded coal by RMB5.2956 billion as compared with that of last year.

Items		Unit	First 3 quarters
			2016	2015	Increase/decrease (%)
The Company	Total cost of sales	RMB’000	4,612,833	3,367,606	36.98
	Cost of sales per tonne	RMB	181.47	129.16	40.50
Shanxi Neng Hua	Total cost of sales	RMB’000	160,406	122,832	30.59
	Cost of sales per tonne	RMB	123.46	168.53	-26.74
Heze Neng Hua	Total cost of sales	RMB’000	688,887	640,010	7.64
	Cost of sales per tonne	RMB	277.58	278.23	-0.23
Ordos Neng Hua	Total cost of sales	RMB’000	128,014	258,567	-50.49
	Cost of sales per tonne	RMB	114.34	121.15	-5.62
Yancoal Australia	Total cost of sales	RMB’000	2,006,760	3,456,888	-41.95
	Cost of sales per tonne	RMB	234.28	306.09	-23.46
Yancoal International	Total cost of sales	RMB’000	996,784	980,676	1.64
	Cost of sales per tonne	RMB	228.45	203.06	12.50
traded coal	Total cost of sales	RMB’000	2,711,460	8,007,028	-66.14
	Cost of sales per tonne	RMB	316.40	459.10	-31.08

For the first 3 quarters of 2016, the total cost of coal sales of the Company was RMB4.6128 billion, representing an increase of RMB1.2452 billion or 37.0% as compared with that of the first three quarters of 2015. The cost of coal sales per tonne was RMB181.47, representing an increase of RMB52.31 or 40.5% as compared with that of the first three quarters of 2015. This was mainly due to the fact that: (1) the decrease of special reserve employment by RMB840.2 million, resulting in an increase of coal sales cost per tonne by RMB33.05 as compared with that of the first three quarters of 2015. (2) the calculation of depreciation and repair expense on fully-mechanized machinery has changed due to internal business adjustment of the Group, which resulted in an increase of coal sales cost per tonne of the Company by RMB12.32. It is important to note that this adjustment does not increase the expense of depreciation and repair on fully-mechanized machinery in the consolidated financial sheet of the Group.

2. Railway transportation

For the first 3 quarters of 2016, the transportation volume of the Company’s Railway Assets for coal transportation was 9.07 million tonnes, representing a decrease of 2.98 million tonnes or 24.7% as compared with the corresponding period of 2015. Income from railway transportation services (income from transportation volume settled on the basis of ex-mine prices and special purpose railway transportation fees borne by customers) was RMB200.2 million, representing a decrease of RMB46.891 million or 19.0% as compared with the corresponding period of 2015. The cost of railway transportation business was RMB124.6 million, representing a decrease of RMB34.111 million or 21.5%.

3. Coal chemicals business

The following table sets out the operation of methanol business of the Group for the first 3 quarters of 2016:

	Methanol production volume (kilotonne)			Methanol sales volume (kilotonne)
	First 3 quarters of 2016	First 3 quarters of 2015	Increase/ decrease (%)	First 3 quarters of 2016	First 3 quarters of 2015	Increase/ decrease (%)
1. Yulin Neng Hua	508	533	-4.69	504	527	-4.36
2. Ordos Neng Hua	696	728	-4.40	742	687	8.01

Note: “Yulin Neng Hua” refers to Yanzhou Coal Yunlin Neng Hua Co., Ltd.

	Sales income (RMB’000)			Sales cost (RMB’000)
	First 3 quarters of 2016	First 3 quarters of 2015	Increase/ decrease (%)	First 3 quarters of 2016	First 3 quarters of 2015	Increase/ decrease (%)
1. Yulin Neng Hua	683,664	788,955	-13.35	542,028	559,714	-3.16
2. Ordos Neng Hua	969,403	1,005,865	-3.62	558,494	620,231	-9.95

4. Power business

The following table sets out the operation of power business of the Group for the first 3 quarters of 2016:

	Power generation (10,000 kWh)			Electricity sold (10,000 kWh)
	First 3 quarters of 2016	First 3 quarters of 2015	Increase/ decrease (%)	First 3 quarters of 2016	First 3 quarters of 2015	Increase/ decrease (%)
1. Hua Ju Energy	69,423	71,164	-2.45	26,700	23,840	12.00
2. Yulin Neng Hua	21,420	20,691	3.52	1,859	923	101.41
3. Heze Neng Hua	128,831	101,401	27.05	118,318	93,934	25.96

Notes: “Hua Ju Energy” refers to Shandong Hua Ju Energy Company Limited.

	Sales income (RMB’000)			Cost of sales (RMB’000)
	First 3 quarters of 2016	First 3 quarters of 2015	Increase/ decrease (%)	First 3 quarters of 2016	First 3 quarters of 2015	Increase/ decrease (%)
1. Hua Ju Energy	111,691	111,346	0.31	84,431	76,132	10.90
2. Yulin Neng Hua	3,705	2,093	77.02	5,265	2,650	98.68
3. Heze Neng Hua	351,483	342,916	2.50	269,388	279,399	-3.58

5. Heat business

For the first 3 quarters of 2016, Hua Ju Energy generated heat energy of 930,000 steam tonnes and sold 40,000 steam tonnes, realizing sales income of RMB10.084 million, with the cost of sales at RMB4.533 million.

6. Electrical and mechanical equipment manufacturing

The following table sets out the operation of the electrical and mechanical equipment manufacturing of the Group for the first 3 quarters of 2016:

	Sales income (RMB’000)			Cost of sales (RMB’000)
	First 3 quarters of 2016	First 3 quarters of 2015	Increase/ decrease (%)	First 3 quarters of 2016	First 3 quarters of 2015	Increase/ decrease (%)
1. Hydraulic support	406,197	59,039	588.01	317,023	53,222	495.66
2. Road header	3,019	3,100	-2.61	2,562	2,690	-4.76
3. Chain /belt conveyor	146,670	176,714	-17.00	130,710	173,692	-24.75
4. Frenquency convertor / Switchbox	61,397	58,584	4.80	37,752	49,058	-23.05

Note: please see the manufacturing output and sales volume of electrical and mechanical equipment in “(I) General Operating Performance of the Group” for details.

(III) Significant movements of the accounting items and financial indicators of the Company and the reasons thereof

1. Significant movements of items in balance sheet and the reasons thereof

	30 September 2016		31 December 2015		Increase/ decrease (%)
	(RMB’000)	Percentage of total assets (%)	(RMB’000)	Percentage of total assets (%)
Notes receivable	4,705,875	3.23	3,559,731	2.56	32.20
Accounts receivable	3,393,580	2.33	2,417,107	1.74	40.40
Prepayments	5,025,738	3.45	2,702,166	1.94	85.99
Other receivables	1,570,464	1.08	816,927	0.59	92.24
Inventories	2,899,376	1.99	2,000,029	1.44	44.97
Assets classified as held for sale	—	—	7,740,520	5.57	-100.00
Available-for-sale financial assets	2,561,631	1.76	944,410	0.68	171.24
Long-term receivables	4,554,532	3.13	242,603	0.17	1,777.36
Long-term equity investment	5,087,896	3.50	3,321,243	2.39	53.19
Notes payable	1,255,307	0.86	842,134	0.61	49.06
Accounts payable	4,846,137	3.33	3,550,208	2.55	36.50
Advances from customers	3,384,491	2.33	1,008,055	0.72	235.74
Liabilities classified as held for sale	—	—	1,520,831	1.09	-100.00
Minority interests	8,526,044	5.86	3,192,854	2.30	167.04

Change reasons for notes receivable: (1) The note receivable of the Company increased by RMB711.1 million due to coal sales; (2) The note receivable of Qingdao Zhongyin Ruifeng International Trade Co., Ltd. (“Qingdao Zhongyin Ruifeng”) increased by RMB373.1 million due to trade business.

Change reason for accounts receivable: The account receivable through roll over settlement of the Group increased.

Change reason for prepayments: The prepayment through roll over settlement of the Group increased.

Change reasons for other receivables: (1) The custody overdue note receivable from China Construction Bank of RMB418.3 million was transferred into “other receivables” due to litigation involved; (2) Other receivable of Yancoal Australia increased by RMB374.2 million.

Change reasons for inventories: (1) The development cost of the Mansion of Shandong Coal Trading Centre increased by RMB281.2 million; (2) The trade inventory of Qingdao Zhongyin Ruifeng increased by RMB450.8 million; (3) The product inventory of Yancoal Australia increased by RMB141.7 million.

Change reason for assets classified as held for sale: Yancoal Australia sold the “assets classified as held for sale” to Watagan Mining Company Pty Ltd (“Watagan Company”) through asset securitization.

Change reasons for available-for-sale financial assets: (1) The Group subscribed for shares of China Zheshang Bank Co., Ltd. for the consideration of HKD1.9316 billion; (2) The Group subscribed for Duanxin No. 1 of New China Fushi Fund for the consideration of RMB663.2 million; (3) Accounting calculation of the equity investment in Qilu Bank Co., Ltd. (“Qilu Bank”) by the Company was transferred from “available-for-sale financial assets” into “long-term equity investment”, resulting in a decrease of available-for-sale financial assets by RMB797.7 million.

Change reason for long-term receivables: The long-term receivable from Watagan Company to the Group increased by RMB4.0553 billion.

Change reasons for long-term equity investment: (1) The Company contributed RMB550 million for the equity investment in Dongguan Haichang Industry Co., Ltd.; (2) Accounting calculation of the equity investment in Qilu Bank by the Company was transferred from “available-for-sale financial assets” into “long-term equity investment”, resulting in an increase of long-term equity investment” by RMB797.7 million; (3) The Group obtained income of RMB453.4 million from associates investment in first three quarters.

Change reasons for notes payable: (1) roll over settlement for trade business of Qingdao Zhongyin Ruifeng resulted in an increase of note payable by RMB810.2 million; (2) The note payable of Zhongyin Financial Leasing Co., Ltd. (“Zhongyin Financial Leasing”) decreased by RMB361.4 million.

Change reasons for accounts payable: (1) The project payable of Ordos Neng Hua increased by RMB562.3 million; (2) The trade payable of Qingdao Zhongyin Ruifeng increased by RMB313.2 million; (3) The account payable of Yancoal Australia increased by RMB457.4 million.

Change reason for advances from customers: The payment for coal and trade received in advance from customers to the Group increased.

Change reason for liabilities classified as held for sale: Yancoal Australia sold the “liabilities classified as held for sale” to Watagan Company through asset securitization.

Change reasons for minority interests: (1) The Group redeemed perpetual bond of USD300 million; (2) Duanxin Investment Holding (Beijing) Co., Ltd. and Shenzhen New China Fushi Assets Management Co., Ltd. invested to establish partnership, resulting in an increase of minority interest by RMB4 billion; (3) Duanxin Investment Holding (Beijing) Co., Ltd. and Great Wall Securities Co., Ltd. established partnership, resulting in an increase of minority interest by RMB3 billion.

2. Significant movements of items in income statement and the reasons thereof

UNIT: RMB’000

	First 3 quarters of 2016	First 3 quarters of 2015	Increase/ decrease (%)	Main reasons for change
Operating income	64,777,318	38,454,334	68.45	(1) other business income increased by RMB32.6827 billion as compared with that of 2015; (2) Income from coal business decreased by RMB6.4999 billion as compared with that of 2015.
Operating cost	57,122,653	30,315,653	88.43	(1) other business cost increased by RMB32.0893 billion as compared with that of 2015; (2) Cost from coal business decreased by RMB5.3732 billion as compared with that of 2015.
Asset impairment losses	6,294	129,052	-95.12	Inventory falling price losses accrued by Yancoal Australia decreased by RMB108.8 million as compared with that of 2015.
Gains on fair value change	-71,057	258,193	-127.52	(1) Gains on the changes in the fair value of mining royalty receivable of Yancoal Australia decreased by RMB82.282 million as compared with that of 2015; (2) The accounting items of the equity investment in Qilu Bank was adjusted to “long-term equity investment” and not measured by fair value resulted in a decrease of gains on fair value change by RMB246.2 million as compared with that of 2015.
Investment income	482,383	264,336	82.49	(1) Income from associates investment increased by RMB133.7 million as compared with that of 2015; (2) Equity investment by Yancoal International in Zheshang Bank resulted in an increase of investment income by RMB63.440 million.
Non-operating income	701,810	495,042	41.77	The government grant for land subsidence maintenance received by the Group increased by RMB276 million as compared with that of 2015.
Income tax expense	305,925	998,488	-69.36	The income tax expense of the Company decreased by RMB602.3 million as compared with that of 2015.

3. Significant movements of items in cash flow statement and the reasons thereof

UNIT: RMB’000

	First three quarters of 2016	First three quarters of 2015	Increase/ decrease (%)	Main reasons for change
Net cash flows from operating activities	2,155,859	-574,834	—	(1) The cash received through goods sales and services supplies increased by RMB37.7304 billion as compared with that of 2015; (2) The cash received from the others related to operating activities increased by RMB3.3563 billion as compared with that of 2015; (3) The cash paid for goods purchasing and services acceptance increased by RMB37.3137 billion as compared with that of 2015. (4) The cash paid to employees and on behalf of employees decreased by RMB596 million as compared with that of 2015; (5) The cash paid for the others related to operating activities increased by RMB2.1621 billion as compared with that of 2015.
Net cash flows from investing activities	-9,048,374	-3,362,971	—	(1) The entrusted loan of RMB1.25 billion repaid by Shaanxi Future Energy Chemicals Co., Ltd. was recovered at the same period of 2015; (2) The cash paid for purchasing and constructing fixed assets, intangible assets and other long-term assets increased by RMB1.7855 billion as compared with that of 2015; (3) The cash paid for investments increased by RMB2.6474 billion as compared with that of 2015.
Net cash flows from financing activities	2,437,831	4,977,789	-51.03	(1) The cash paid for debt repayment increased by RMB8.3345 billion as compared with that of 2015; (2) The cash paid for distribution of dividends and profits or interests repayment increased by RMB1.0735 billion as compared with that of 2015; (3) The cash received from absorbing investment increased by RMB3.036 billion as compared with that of 2015; (4) The cash received from bond issuance increased by RMB3.5175 billion as compared with that of 2015; (5) The cash received from borrowings increased by RMB281.5 million as compared with that of 2015.
Net increase in cash and cash equivalents	-4,192,195	855,940	-589.78	—

(IV) Progress and impact of significant events and analysis of resolution

1. Litigations that extended to the disclosure date of this quarterly report

(1) The Litigation on Coal Sales Contract Dispute between Zhongxin Daxie Fuel Co., Ltd. (“Zhongxin Daxie”) and Yanzhou Coal

Zhongxin Daxie, as the plaintiff, brought a civil litigation against the Company, as the defendant, at the Shandong Provincial Higher People’s Court in September 2013, alleging a failure by the Company to perform its delivery obligations under a coal sales contract between the parties. Zhongxin Daxie sued for the termination of the coal sales contract, return of payments for goods and compensation for damage in an amount of RMB163.6 million. It was the judgment of the Shandong Provincial Higher People’s Court at first instance that: Zhongxin Daxie’s appeal was rejected. It was the judgment of the Supreme Court at second instance that: Zhongxin Daxie’s appeal was rejected and the first instance judgment was upheld. In August 2016, the Company received the Acceptance Notice from the Supreme Court, which has accepted Zhongxin Daxie’s retrial application for this case and the filing review procedure is undertaken.

As this case is performing retrial procedure, the Company is currently unable to estimate the impact of the litigation on the profit of the reporting period and afterwards of the Company.

For details, please refer to the announcements in relation to the litigation update and litigation result dated 29 April 2014, 30 June 2014 and 22 January 2016. The above announcements were also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company and/or China Securities Journal and Shanghai Securities News.

(2) The Litigation on Bills Dispute between Jinan Branch of China Minsheng Banking Corp. Ltd. (“Jinan Branch of Minsheng Bank”) and Yanzhou Coal

From May to August 2015, the Company has received four pleadings from Jinan Branch of Minsheng Bank, who brought civil litigations against the Company at the Jinan Municipal Intermediate People’s Court and Jinan Shizhong District People’s Court, alleging the breach of Bills Discounted Agreement by the Company. Jinan Branch of Minsheng Bank sued Yanzhou Coal to require Yanzhou Coal to undertake settlement liability amounting to approximately RMB149 million principal and related interests in accordance with the Bills Discounted Agreement.

1. Hearing by Jinan Municipal Intermediate People’s Court and Shandong Provincial Higher People’s Court

(1) case involving amount of RMB29.439 million principal

On 11 January 2016, the Jinan Municipal Intermediate People’s Court made the judgment of the first instance for this case and ruled that the Company shall pay RMB29.439 million principal and the relevant interest in accordance with the Bills Discounted Agreement to Jinan Branch of Minsheng Bank; In February 2016, the Company brought an appeal at Shandong Provincial Higher People’s Court for the above case; On 12 June 2016, Shandong Provincial Higher People’s Court made the final judgment of the second instance regarding this case. The appeal was rejected and the original judgment was upheld. On 25 July 2016, the Company paid a total amount of RMB31.6919 million for the involving principal, interests and fees for conservatory measures and enforcement fees in relation to this case to the designated bank account according to the enforcement notification issued by the Jinan Municipal Intermediate People’s Court.

(2) cases involving amount of RMB49.9998 million and RMB50 million principals

On 12 January 2016, the Jinan Municipal Intermediate People’s Court made the judgments of the first instance for the two cases and ruled that the Company shall pay RMB49.9998 million and RMB50 million principals and the relevant interests in accordance with the Bills Discounted Agreement to Jinan Branch of Minsheng Bank; In February 2016, the Company brought two appeals at Shandong Provincial Higher People’s Court for the above two cases; On 27 June 2016, Shandong Provincial Higher People’s Court made the final judgment of the second instance regarding these cases. The appeal was rejected and the original judgment was upheld. In September 2016, the Company paid a total amount of RMB111.4978 million for the involving principals, interests and fees for conservatory measures in relation to these two cases according to the enforcement notification issued by the Jinan Municipal Intermediate People’s Court.

Although the three litigations received the final judgment and performed execution procedures, the Company has applied for retrial for these three litigations to protect the legitimate interests of the Company and the Shareholders. In September 2016, the Company received the Acceptance Notice from the Supreme Court, which has accepted the Company’s retrial application for the above three litigations and the filing review procedure is undertaken.

As the above cases are performing retrial procedure, the Company is currently unable to accurately estimate the impact of the above litigations regarding the contract dispute on the profit of the period and afterwards of the Company.

2. Hearing by Jinan Shizhong District People’s Court and Jinan Municipal Intermediate People’s Court

On 29 June 2016, Jinan Shizhong District People’s Court made the judgment of the first instance for this case and ruled that the Company shall pay RMB20 million principal and related interest to Jinan Branch of Minsheng Bank and rejected other claims of Jinan Branch of Minsheng Bank and the litigation fee of RMB145,000 and the property preservation fee of RMB5,000 shall be borne by Yanzhou Coal. On 14 July 2016, the Company brought an appeal at Jinan Municipal Intermediate People’s Court for the above case.

As this case is performing the trial procedure of the second instance, the Company is currently unable to accurately estimate the impact of the litigation regarding the contract dispute on the profit of the period and afterwards of the Company.

For details, please refer to the announcements in relation to the litigation involving Yanzhou Coal dated 23 March 2016 and update on the litigation dated 27 June, 8 July and 26 July 2016, respectively. The above announcements were also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company and/or China Securities Journal and Shanghai Securities News.

(3) The Litigation on Contract Disputes involving Shandong Hengfeng Power Fuel Co., Ltd. (“Hengfeng Company”)

1. Financial Loan Contract Dispute with Jining High-Tech Zone Branch of Agricultural Bank of China Limited (“Jining High-Tech Branch of Agricultural Bank”)

On 14 July 2015, based the financial loan contract dispute Jining High-Tech Branch of Agricultural Bank sued the Company’s wholly-owned subsidiary-Shandong Zhongyin Logistics and Trade Co., Ltd. (“Zhongyin Logistics”) to Jining Intermediate People’s Court. As Hengfeng Company made a pledge to the plaintiff through its accounts receivables of RMB61.1696 million to Zhongyin Logistics, the plaintiff asked Zhongyin Logistics to perform payment obligations amounting to RMB31.4398 million of principal and related interest within scope of accounts payable.

2. Financial Loan Contract Dispute with Weihai Commercial Bank Co., Ltd. (“Weihai Commercial Bank”)

On 9 October 2015, based on the financial loan contract dispute, Weihai Commercial Bank sued the Company to Jining Intermediate People’s Court. As Hengfeng Company made a pledge to the plaintiff through its accounts receivables of RMB103.42 million of Yanzhou Coal, the plaintiff asked the Company to perform payment obligations amounting to RMB99.119 million of principal and related interest within scope of accounts payable.

3. Financial Loan Contract Dispute with Jining Dongcheng Branch of China Construction Bank Corporation. (“CCB Jining Dongcheng Branch”)

On 3 November 2015, based on the financial loan contract dispute, CCB Jining Dongcheng Branch sued the Company to Jining Intermediate People’s Court. As Hengfeng Company made a pledge to the plaintiff through its accounts receivables of RMB79.1312 million of Yanzhou Coal, the plaintiff asked the Company to perform payment obligations amounting to RMB59.669 million of principal and related interest within scope of accounts payable.

4. Factoring Contract Dispute with the Zhonghuixintong Business Factoring Company Limited (“Zhonghuixintong”)

On 26 November 2015, based on the factoring contract dispute, Zhonghuixintong sued the Company to Beijing Third Intermediate People’s Court. As Hengfeng company transferred its accounts receivables of RMB145 million of Yanzhou Coal to Zhonghuixintong, Zhonghuixintong asked the Company to perform the relevant payment obligations of accounts receivables and related interests within scope of accounts payable and interests.

In accordance with the investigation and verification of the Company, Yanzhou Coal and Zhongyin Logistics have never made any accounts receivable pledges to the above four financial institutions. It was the opinion of the Company that: Hengfeng company was suspected to forage the seals of Yanzhou Coal and made pledges of accounts receivable financing business in financial institutions. Yanzhou Coal has submitted identification application for seals authenticity to the trial court and relative identification is ongoing. Given the criminal offences suspicious existed in Hengfeng Company, Yanzhou Coal has reported to public security organs while responding actively to the court.

As the above case is performing the trial procedure of the first instance, the Company is currently unable to accurately estimate the impact of the litigations on the current profit and afterwards of the Company.

For details, please refer to the announcement in relation to the litigation regarding Yanzhou Coal dated 23 March 2016. The above announcement was also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company and/or China Securities Journal and Shanghai Securities News.

(4) The Litigation on Sales Contract Dispute between Jinan Railway Coal Trade Group Co., LTD. (“Jinan Railway Trade”) and Yanzhou Coal

1. Sales Contract Dispute sued by Jinan Railway Trade to Yanzhou Coal

On 29 October 2015, based on the sales contract dispute, Jinan Railway Trade sued Yanzhou Coal to Jinan Railway Transportation Court, requiring Yanzhou Coal to repay RMB19.9498 million loan.

According to the investigation and verification of the Company, the Company never signed sales contract involving in the case with Jinan Railway Trade and the Company has dissent on reasons of being sued by Jinan Railway Trade.

As this case is performing the trial procedure of the first instance, the Company is currently unable to accurately estimate the impact of the litigation on the current profit and future profit.

For details, please refer to the announcement in relation to the litigation regarding Yanzhou Coal dated 23 March 2016. The above announcement was also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company and/or China Securities Journal and Shanghai Securities News.

2. Sales Contract Dispute sued by Yanzhou Coal to Jinan Railway Trade

On 16 April 2016, the Company, as the plaintiff, brought a civil litigation against Jinan Railway Trade, as the defendant, at Jining Intermediate People’s Court, alleging a breach of coal sales contract signed with the Company, suing Jinan Railway Trade to return loan of RMB80 million and related fund occupancy fees to the Company.

On 1 January 2014, the Company entered into coal sales contract with Jinan Railway Trade, according to which, Jinan Railway Trade shall provide coal to the Company. Once execution of the contract, both parties shall immediately perform their obligations. As at 31 October 2014, coals of a value amounting to RMB80 million had not yet been delivered by Jinan Railway Trade, even after several expediting notices from the Company, Jinan Railway Trade had neither delivered the coals nor returned the loan.

As this case is performing the trial procedure of the first instance, the Company is currently unable to accurately estimate the impact of the litigation on the current profit and future profit.

(5) Contract Dispute sued by China Construction Sixth Engineering Bureau Civil Engineering Co., Ltd. (“China Construction Sixth Engineering”) to Shandong Coal Trading Center Co., Ltd. (“Coal Trading Center”)

On 14 January 2016 China Construction Sixth Engineering, as the plaintiff, brought a civil litigation against Coal Trading Center, a controlled subsidiary of the Company, as the defendant, at Jining Intermediate Court, alleging a failure by the Company to completely perform its obligation in contract transfer agreement and engineering construction contract, suing Coal Trading Center to pay arrears of project fund of RMB57.457 million and related interest.

On 28 July 2016 Jining Intermediate People’s Court made the judgment of the first instance for this case and ruled that Coal Trading Center shall pay RMB52.8769 million of project construction fund and the relevant interest to China Construction Sixth Engineering and litigation fee, fees for conservatory measures amounting to RMB344,300 and RMB5,000, respectively, shall be borne by Coal Trading Center. On 25 August 2016 the Company brought an appeal at Shandong Provincial Higher Court for this case.

It is opinion of the Company that: according to the Contract Transfer Agreement signed by Coal Trading Center, Jining Hi-tech Urban Construction Investment Co., LTD. and China Construction Sixth Engineering, the transfer price of the project will be calculated according to the actual work done upon completion and settlement. As the above project involved in lawsuit has not been completed yet and cannot be settled, the project price has not been determined. Meanwhile, it is agreed that Coal Trading Center shall pay the balance within ten days upon the whole project completion and acceptance of inspection. While the project here involved in lawsuit has not been checked and accepted yet, China Construction Sixth Engineering has no right to claim Coal Trading Center to pay the balance.

As this case is performing the trial procedure of the second instance, the Company is currently unable to estimate the impact of the litigation on the profit of the reporting period and afterwards of the Company.

(6) The litigation on contract dispute between Bank of Rizhao Co., Ltd. (“Rizhao Bank”) and Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd. (“Rizhao Port Coal Storage and Blending”)

On 24 July 2015, based on import and export bills documentary dispute, Rizhao Bank brought a civil litigation at Rizhao Municipal Intermediate People’s Court and sued Rizhao Tengtu Investment Company Limited (“Tengtu Company”) in court to repay bills documentary fund of RMB37.4251 million and relevant interests; Shandong Yabin Energy Co., Ltd., Shandong Lingtong International Trade Co., Ltd., natural persons, namely: Peng Haiying, Liu Ya and Sun Chunguang shall bear the joint and several guarantee liabilities, and Rizhao Port Coal Storage and Blending, a controlled subsidiary of the Company shall bear joint and settlement liability for Tengtu Company.

On 29 December 2015, Rizhao Municipal Intermediate People’s Court made the judgment of the first instance and ruled that Tengtu Company shall pay bills documentary fund of RMB37.4251 million and relevant interest; Shandong Yabin Energy Co., Ltd., Shandong Lingtong International Trade Co., Ltd., natural persons, namely: Peng Haiying, Liu Ya and Sun Chunguang shall bear the joint and several guarantee liabilities; on condition that Tengtu Company does not perform its repayment obligation according to the judgment, Rizhao Bank has the right to ask Rizhao Port Coal Storage and Blending to pay the fund under commercial acceptance bill. Rizhao Port Coal Storage and Blending made an appeal as it did not accept the judgment.

On 28 June 2016, Shandong Provincial Higher People’s Court made the judgment of the second instance that Rizhao Port Coal Storage and Blending’s appeal was rejected and the original judgment was upheld. Litigation fee of the second instance of RMB235,800 shall be borne by Rizhao Port Coal Storage and Blending.

Although this litigation has received the final judgment, the Company will continue to protect the legitimate interests of the Company through means including urging Tengtu Company and relevant persons with joint and several guarantee liabilities to perform their obligations, applying for appeal against Tengtu Company for a recourse action. The Company is currently unable to accurately estimate the impact of the litigation dispute on the profit of the period and afterwards of the Company.

(7) The litigation on contract dispute between Yanzhou Coal and Zoucheng Branch of China Construction Bank Corporation (“CCB Zoucheng Branch”)

In September 2016, the Company brought a civil litigation against CCB Zoucheng Branch on contract dispute at the Higher People’s Court of Shandong Province and sued CCB Zoucheng Branch in court to require the payment for the bills at the amount of RMB418.522 million and relevant interests.

As this case is currently performing the trial procedure of the first instance, the Company is unable to accurately estimate the impact of the litigation on the current profit and future profit.

For details, please refer to the announcement in relation to the litigation regarding Yanzhou Coal dated 30 September 2016. The above announcement was also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company and/or China Securities Journal and Shanghai Securities News.

2. Major connected/related transaction

(1) As considered and approved at the twenty-fifth meeting of the sixth session of the Board held on 11 October 2016, Yanzhou Coal, Yankuang Technology Co., Ltd.(the wholly-owned subsidiary of Yankuang Group), Shandong Rongyu Jingu Enterprise and Investment Co., Ltd.(the controlled subsidiary of Yankuang Group), and Bai Dingrong (the natural person) jointly established Yancoal Blue Sky Clean Energy Co., Ltd. Yanzhou Coal contributed RMB25.50 million from internal resources, representing an equity interest of 51%. Meanwhile, Yancoal Blue Sky Clean Energy Co., Ltd. entered into Know-how Licensing Agreement with Yankuang Technology Co., Ltd. after its establishment.

For details, please refer to the announcement in relation to the connected transaction of Yanzhou Coal dated 11 October 2016. The above announcement was also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company and/or China Securities Journal and Shanghai Securities News.

(2) As considered and approved by the twenty-sixth meeting of the sixth session of the Board held on 28 October 2016, the Company entered into Entrusted Management Agreement on Chemical Projects with Yankuang Chemicals Co., Ltd., the wholly-owned subsidiary of Yankuang Group. Yankuang Chemicals Co., Ltd. was entrusted to implement the professional management on chemical projects under Inner Mongolia Rongxin Chemicals Co., Ltd. and the methanol plant of Yanzhou Coal Yulin Neng Hua Co., Ltd.

For details, please refer to the announcement in relation to the daily connected transaction of Yanzhou Coal dated 28 October 2016. The above announcement was also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company and/or China Securities Journal and Shanghai Securities News.

3. Non-public Issuance of A Shares

As considered and approved at the 2016 first extraordinary general meeting, the 2016 second class meeting of holders of A shares and the 2016 second class meeting of holders of H shares held on 19 August 2016, the Company will issue A shares not exceeding 538,000,000 (inclusive) to specific target subscribers by way of non-public issuance. The A Shares are ordinary RMB share with a nominal value of RMB1.00 per share. The issue price shall be not less than RMB8.32 per A Share. The issuance will raise a fund not exceeding RMB6 billion, which will be used for acquiring 52% equity interest of Jiutai Energy Inner Mongolia Co., Ltd., increase contribution of registered capital in Zhongyin Financial Leasing and repayment of bank loan. The non-public issuance of A shares will be issued after obtaining the approval from CSRC.

For details, please refer to the announcement and information in relation to non-public issuance of A shares dated 16 June 2016, the documents in relation to the 2016 first extraordinary general meeting, the 2016 second class meeting of holders of A shares and the 2016 second class meeting of holders of H shares held on 12 August 2016, and the announcements of resolutions passed at the 2016 first extraordinary general meeting, the 2016 second class meeting of holders of A shares and the 2016 second class meeting of holders of H shares held on 19 August 2016. The above announcements and documents were also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange, the Company and/or China Securities Journal and Shanghai Securities News.

4. Changes in positions of Directors, Supervisors and senior management of the Company

Mr. Wang Lijie, the independent director of the Company, submitted his resignation on 13 August 2016 and proposed to resign from the independent director and other relevant positions in the special committee of the Board for some health reasons. And he will continue to perform his duties in pursuant to laws, regulations, and the Articles of Association before a new independent director elected and appointed in shareholders’ meeting.

As considered and approved at the twenty-fifth meeting of the six session of the Board held on 11 October 2016, Mr. Kong Xiangguo was nominated as the independent director candidate of the sixth session of the Board, which was submitted to be elected at the shareholders’ meeting of the Company.

Save as disclosed above, there was no other election or resignation of Directors and Supervisors, and no other appointment or dismissal of senior management during the reporting period.

5. Shutting down Beisu coal mine owned by the Company

As considered and approved at the general manager working meeting, adhering to the spirit of relevant documents issued by the State Council of PRC and the government of Shandong Province, the Company initiatively applied for shutting down Beisu coal mine and received the approval from relevant government authorities. Shutting down Beisu coal mine will resolve excess capacity of coal for one million tonnes. The Company will promote the implementation of shutting down according to the relevant regulations and arrangements.

For details, please refer to the announcement on resolving excess capacity of coal dated 10 October 2016. The above announcement was also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company and/or China Securities Journal and Shanghai Securities News.

6. Other significant events

(1) Adjustment to the headquarter organization and relevant functions of the Company

As reviewed and approved at the twenty-third meeting of the sixth session of the Board held on 8 August 2016, the Company made certain adjustments to the headquarter organization and relevant functions: reorganizing the Production Technology Department and the Ventilation & Gas Monitoring Department as Production Technology Department (Ventilation and Gas Monitoring Department); reorganizing the Safety Inspection Department and the Central Dispatching Office as Safety Inspection Department (Central Dispatching Office); reorganizing Shandong Coal Technology Research Institute and the Measurement and Detection Center as Shandong Coal Technology Research Institute (the Measurement and Detection Center); establishing accounting service center and removing the Futures and Finance Department.

(2) Establishment of Qingdao Duanxin Asset Management Company Limited

As considered and approved at the general manager working meeting of the Company, the Company established a wholly-owned subsidiary, Qingdao Duanxin Asset Management Company Limited on 3 August 2016, with registered capital of RMB500 million. Its main business scope covers entrusted management of equity investment fund, entrusted management of enterprise asset, foreign investment by use of its own fund, importation and exportation of goods and technology on its self or as an agent, international trade and transit trade.

(3) Increase in registered capital of Donghua Heavy Industry Co., Ltd.

As considered and approved at the general manager working meeting held on 4 July 2016, the Company increased its capital contribution of RMB907.32 million in Donghua Heavy Industry.

Upon completion, the registered capital of Donghua Heavy Industry will increase from RMB370.568 million to RMB1,277.888 million. As present, the company is undergoing necessary business registration.

(V) Undertakings of the Company and Shareholders with Shareholding of 5% or More

Background	Type	Undertaker	Undertakings	Undertaking Date and Deadline	Whether there is performance deadline	Perform timely and strictly or not
Undertakings related to IPO	Resolve horizontal competition	Yankuang Group	Avoidance of horizontal competition Yankuang Group and the Company entered into the Restructuring Agreement when the Company was carrying out the restructure in 1997, pursuant to which Yankuang Group undertook that it would take various effective measures to avoid horizontal competition with the Company.	Year 1997 Long-term effective	No	Yes
undertaking related to refinancing①	other	Yankuang Group

certain commitments on dilution of immediate return and return recovery in relation to non-public issuance of A shares:

1. To commit not to intervene the operation and management activities of the Company or unlawfully occupy the Company’s interests.

2. To commit to make supplemental commitments according to the latest regulations of the CSRC if such new regulations regarding return recovery measures and the commitments introduced by the CSRC cause the above commitments unable to satisfy the regulatory requirements from the day of making this commitment until the completion of the non-public issuance.

				16 June 2016 Long-term effective	No	Yes
	other	Directors, and Senior Management of the Company

certain commitments on dilution of immediate return and return recovery in relation to non-public issuance of A shares:

1. To commit not to transfer benefits to other entities or individuals with no payment or under unfair terms and shall not damage the Company’s interests in any other ways.

2. To commit to constrain the duty-related consumption behavior.

3. To commit not to use the Company’s assets for investments and consumption activities unrelated to the performance of my duties.

4. To commit that remuneration system formulated by the Board or the remuneration committee is in line with implementation of the return recovery measures of the Company.

5. To commit to support the vesting conditions of share incentive formulated by the Company to be in line with implementation of the return recovery measures of the Company if the Company is to make such share incentive plan in the future.

				16 June, 2016 Long-term effective	No	Yes

6. To commit to actually perform the return recovery measures formulated by the Company as well as any commitment made by them for such return recovery measures. If failing to perform the commitment and causing losses to the Company or the investors, the Directors and senior management will be liable for indemnifying the Company or the investors for their losses.

7. To commit to make supplemental commitments according to the latest regulations of the CSRC, if such new regulations regarding return recovery measures and the commitments introduced by the CSRC cause the above commitments unable to satisfy the regulatory requirements from the day of making this commitment until the completion of the non-public issuance.

Other undertaking②	other	Yankuang Group	Transfer of the mining right of Wanfu coal mine In 2005, the Company acquired equity interests of Heze Nenghua held by Yankuang Group. At that time, Yankuang Group made such undertaking that: the Company had the right to acquire the mining right of Wanfu coal mine within 12 months since such mining right is obtained.	Year 2005 Within 12 months since Wanfu coal mine obtain mining right	Yes	Yes

Notes:

①	“Proposals in relation to certain commitments by the controlling shareholders, directors and senior management of the Company relating to recovery of immediate return” was considered and approved at the 2016 first extraordinary general meeting of the Company convened on 19 August 2016. The issuance of non-public A shares will be carried out once approved by the CSRC.
②	As considered and approved at the 2015 annual general meeting convened on 3 June 2016, the Company acquired the mining rights of Wanfu coal mine owned by Yankuang Group for the consideration of RMB1.25 billion. The change of registration for mining rights of Wanfu coal mine is in progress at present.

(VI) Statements on the Warnings and Reasons for the Expected Accumulated Net Income May Be Negative from the Beginning of 2016 till the End of the Next Reporting Period or There Might be Significant Changes to Accumulated Net Profit as Compared with the Same Period of Last Year.

Not applicable.

§III	Directors

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Li Wei, Mr. Wu Xiangqian, Mr. Wu Yuxiang, Mr. Zhao Qingchun, Mr. Guo Dechun and Mr. Guo Jun and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr.Wang Xiaojun and Mr. Qi Anbang.

Yanzhou Coal Mining Company Limited Li Xiyong Chairman of the Board 28 October 2016

Appendices:

Consolidated Balance Sheet

30 September 2016

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS	As at 30 September 2016	As at 31 December 2015

CURRENT ASSETS:

Cash at bank and on hand	20,405,806	23,577,895
Bills receivable	4,705,875	3,559,731
Accounts receivable	3,393,580	2,417,107
Prepayments	5,025,738	2,702,166
Interest receivable	7,152	80,686
Dividends receivable	85,000	300,000
Other receivables	1,570,464	816,927
Inventories	2,899,376	2,000,029
Assets classified as held for sale	—	7,740,520
Non-current assets due within one year	1,757,272	1,565,201
Other current assets	2,574,736	3,292,614

TOTAL CURRENT ASSETS	42,424,999	48,052,876

NON-CURRENT ASSETS:

Available-for-sale financial assets	2,561,631	944,410
Held-to-maturity investments	200,000	—
Long-term accounts receivable	4,554,532	242,603
Long-term equity investments	5,087,896	3,321,243
Real estate investment	764	800
Fixed assets	26,777,212	27,868,351
Construction in progress	34,964,634	31,143,071
Construction materials	89,957	48,348
Intangible assets	18,423,977	17,963,570
Development expenditure	—	—
Goodwill	670,042	646,182
Long-term deferred expenses	49	29
Deferred tax assets	8,694,177	7,832,373
Other non-current assets	1,022,830	998,106

TOTAL NON-CURRENT ASSETS	103,047,701	91,009,086

TOTAL ASSETS	145,472,700	139,061,962

The financial statements from Page 33 to Page 45 are signed by the following responsible officers:

Legal Representative of the Company: Li Xiyong

Chief Financial Officer: Zhao Qingchun

Head of Accounting Department: Xu Jian

Consolidated Balance Sheet (Continued)

30 September 2016

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS	As at 30 September 2016	As at 31 December 2015
CURRENT LIABILITIES:
Short-term borrowings	5,103,302	6,099,020
Financial liabilities at fair value through profit or loss	—	849
Bills payable	1,255,307	842,134
Accounts payable	4,846,137	3,550,208
Advances from customers	3,384,491	1,008,055
Salaries and wages payable	944,926	656,626
Taxes payable	-14,621	-476,412
Interest payable	592,401	845,415
Dividend payable	2,780	2,781
Other payables	4,785,839	6,130,447
Liabilities classified as held for sale	—	1,520,831
Non-current liabilities due within one year	7,965,771	8,298,734
Other current liabilities	16,142,748	12,677,195

TOTAL CURRENT LIABILITIES	45,009,081	41,155,883

NON-CURRENT LIABILITIES:
Long-term borrowings	27,331,757	27,971,898
Bonds payable	11,462,884	15,676,508
Long-term payables	1,743,022	1,993,304
Long-term salaries and wages payable	—	2,674
Estimated liabilities	822,671	798,411
Deferred revenue	18,628	19,078
Deferred tax liabilities	8,532,982	8,429,436
Other non-current liabilities	14,683	14,237

TOTAL NON-CURRENT LIABILITIES	49,926,627	54,905,546

TOTAL LIABILITIES	94,935,708	96,061,429

SHAREHOLDERS’ EQUITY:
Share capital	4,912,016	4,918,400
Other equity instruments	6,622,936	6,661,684
Including: preferred shares	—	—
perpetual bonds	6,622,936	6,661,684
Capital reserves	1,258,655	1,270,466
Less: treasury stock	—	19,439
Other comprehensive income	-7,991,026	-9,333,874
Special reserves	1,120,550	1,096,809
Surplus reserves	5,900,135	5,900,135
Undistributed earnings	30,187,682	29,313,498

TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	42,010,948	39,807,679

Minority interest	8,526,044	3,192,854

TOTAL SHAREHOLDERS’ EQUITY	50,536,992	43,000,533

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	145,472,700	139,061,962

Balance Sheet of the Parent Company

30 September 2016

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS	As at 30 September 2016	As at 31 December 2015
CURRENT ASSETS:
Cash at bank and on hand	11,309,978	19,174,512
Derivative financial asset	—	—
Bills receivable	4,185,627	3,474,518
Accounts receivable	949,520	1,003,255
Prepayments	815,547	649,345
Interests receivable	1,527,465	1,545,962
Dividends receivable	85,000	300,000
Other receivables	22,922,528	13,895,726
Inventories	566,420	586,107
Held-to-sale assets	—	—
Non-current assets due within one year	8	8
Other current assets	1,991,624	2,887,428

TOTAL CURRENT ASSETS	44,353,717	43,516,861

NON-CURRENT ASSETS:
Available-for-sale financial assets	11,014,655	11,821,550
Held-to-maturity investment	7,672,000	8,602,000
Long-term accounts receivable	—	—
Long-term equity investments	45,373,745	35,688,396
Investment real estate	—	—
Fixed assets	4,839,322	5,478,421
Construction in progress	1,061,105	50,909
Intangible assets	1,819,180	1,962,789
Development expenditure	—	—
Goodwill	—	—
Long-term deferred expenses	24	29
Deferred tax assets	1,007,292	1,027,450
Other non-current assets	117,926	117,926

TOTAL NON-CURRENT ASSETS	72,905,249	64,749,470

TOTAL ASSETS	117,258,966	108,266,331

Balance Sheet of the Parent Company (Continued)

30 September 2016

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS	As at 30 September 2016	As at 31 December 2015
CURRENT LIABILITIES:
Short-term borrowings	4,744,827	6,099,020
Financial liabilities at FVTPL	—	849
Bills payable	356,695	256,386
Accounts payable	1,019,977	1,040,056
Advances from customers	1,025,674	477,122
Salaries and wages payable	404,327	292,247
Taxes payable	363,052	172,159
Interest payable	826,209	1,281,698
Dividends payable	—	—
Other payables	6,372,536	10,992,282
Held-to-sale liabilities	—	—
Non-current liabilities due within one year	2,818,273	2,859,691
Other current liabilities	15,809,166	12,423,376

TOTAL CURRENT LIABILITIES	33,740,736	35,894,886

NON-CURRENT LIABILITIES:
Long-term borrowings	17,339,690	7,324,488
Bonds payable	9,943,454	9,933,742
Long-term payable	2,950,445	3,369,402
Long-term salaries and wages payable	—	—
Accrued liabilities	—	—
Deferred income	8,773	9,722
Deferred tax liabilities	87	3,824
Other non-current liabilities	—	—

TOTAL NON-CURRENT LIABILITIES	30,242,449	20,641,178

TOTAL LIABILITIES	63,983,185	56,536,064

SHAREHOLDERS’ EQUITY:
Share capital	4,912,016	4,918,400
Other equity instrument	6,622,936	6,661,684
Including: preferred share	—	—
Perpetual bond	6,622,936	6,661,684
Capital reserves	1,497,180	1,510,234
Less: treasury stock	—	19,439
Other comprehensive income	35,535	30,965
Special reserves	846,472	867,366
Surplus reserves	5,855,025	5,855,025
Undistributed profits	33,506,617	31,906,032

TOTAL SHAREHOLDERS’ EQUITY	53,275,781	51,730,267

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	117,258,966	108,266,331

Consolidated Income Statement

The first three quarters of 2016

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

Items	The third quarter of 2016	The third quarter of 2015	Jan to Sept of 2016	Jan to Sept of 2015
1. TOTAL OPERATING INCOME	40,142,100	13,310,928	64,777,318	38,454,334

Including: operating income	40,142,100	13,310,928	64,777,318	38,454,334

2. TOTAL OPERATING COST	39,544,429	12,142,794	64,398,585	37,073,458

Including: Operating cost	37,104,366	10,100,063	57,122,653	30,315,653
Operating taxes and surcharges	199,466	176,575	624,189	569,490
Selling expenses	768,195	754,531	1,903,768	2,017,139
General and administrative expenses	983,356	892,884	3,120,741	2,767,892
Financial expenses	576,089	258,578	1,620,940	1,274,232
Impairment loss of assets	-87,043	-39,837	6,294	129,052
Add: Gain on fair value change (The loss is listed beginning with “-”)	-1,063	-287	-71,057	258,193
Investment income (The loss is listed beginning with “-”)	97,238	67,544	482,383	264,336
Including: Investment income of associates and joint ventures	103,334	62,690	427,168	212,672
Exchange gains (The loss is listed beginning with “-”)	—	—	—	—
3. Operating profit (The loss is listed beginning with “-”)	693,846	1,235,391	790,059	1,903,405
Add: Non-operating income	58,670	111,994	701,810	495,042
Including: Gains on disposal of non-current assets	6,666	3,203	13,689	5,440
Less: Non-operating expenditures	10,507	114,277	32,175	196,254
Including: Losses on disposal of non-current assets	3,270	392	9,595	13,703

4. Total profit (The total loss is listed beginning with “-”)	742,009	1,233,108	1,459,694	2,202,193

Less: Income tax	158,964	574,290	305,925	998,488
5. Net profit (The net loss is listed beginning with “-”)	583,045	658,818	1,153,769	1,203,705
Net profit attributable to Shareholders	425,590	644,638	1,018,012	1,140,954
Net profit attributable to the holders of other equity instruments of the parent company	107,254	106,987	317,053	239,884
Gains and losses of minority interest	50,201	-92,807	-181,296	-177,133
6. Net other comprehensive income after tax	976,970	-3,552,639	1,763,365	-5,686,819
Net other comprehensive income after tax attributable to the parent company’s holders	764,022	-3,048,070	1,342,849	-4,803,457
(1) Other comprehensive income, which will not be reclassified into the profits and losses in future
(2) Other comprehensive income, which will be reclassified into the profits and losses in future	764,022	-3,048,070	1,342,849	-4,803,457
1. Other comprehensive income classified to gains and losses in the future shared by the investee accounted under equity method	—	13,894	15,781	36,531
2. Gains and losses of the fair value changes of the AFS financial assets	42,683	-82,086	-3,209	17,624
3. Effective part of the gains and losses of cash flow hedging	131,254	84,199	391,907	269,252
4. Translation balance of the foreign currency financial statements	590,085	-3,064,077	938,370	-5,126,864
Net other comprehensive income after tax attributable to the minorities	212,948	-504,569	420,516	-883,362

7. Total comprehensive income	1,560,015	-2,893,821	2,917,134	-4,483,114

Comprehensive gains attributable to Shareholders	1,189,612	-2,403,432	2,360,861	-3,662,503

Total comprehensive income attributable to the holders of other equity instruments of the parent company	107,254	106,987	317,053	239,884

Comprehensive gains and losses of minority interest	263,149	-597,376	239,220	-1,060,495
8. Earnings per share
(1) Earnings per share, basic	0.0866	0.1311	0.2072	0.2320
(2) Earnings per share, diluted	0.0866	0.1311	0.2072	0.2320

Income Statement of the Parent Company

The first 3 quarters of 2016

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

Items	The first quarter of 2016	The first quarter of 2015	The first 3 quarters of 2016	The first 3 quarters of 2015
1. TOTAL OPERATING INCOME	4,012,441	6,598,500	11,039,793	18,448,196

Less: Operating cost	2,226,457	4,270,105	6,343,756	12,744,931
Operating taxes and surcharges	156,622	139,504	464,437	449,611
Selling expenses	86,327	161,599	232,732	414,217
General and administrative expenses	500,999	475,537	1,880,530	1,815,487
Financial expenses	567,796	187,677	1,666,295	1,261,906
Impairment loss of assets	-32,319	—	—	31,829
Add: Gain on fair value change (The loss is listed beginning with “-”)	—	—	-95	246,874
Investment income (The loss is listed beginning with “-”)	380,405	690,938	1,754,926	1,242,877
Including: Investment income of associates and joint ventures	103,900	95,594	464,863	326,339
2. Operating profit (The loss is listed beginning with “-”)	886,964	2,055,016	2,206,874	3,219,966
Add: Non-operating income	3,669	26,654	434,163	275,522
Including: Gains on disposal of non-current assets	—	5,266	1,387	5,283
Less: Non-operating expenditures	2,127	108,999	9,800	174,017
Including: Losses on disposal of non-current assets	34	—	4,785	35

3. Total profit (The total loss is listed beginning with “-”)	888,506	1,972,671	2,631,237	3,321,471

Less: Income tax	178,082	677,615	664,479	1,266,820
4. Net profit (The net loss is listed beginning with “-”)	710,424	1,295,056	1,966,758	2,054,651
Net profit attributable to Shareholders	603,170	1,188,069	1,649,705	1,814,767
Net profit attributable to the holders of other equity instruments of the parent company	107,254	106,987	317,053	239,884
5. Net other comprehensive income after tax	6	-68,192	4,571	54,155
(1) Other comprehensive income, which will not be reclassified into the profits and losses in future	—	—	—	—
(2) Other comprehensive income, which will be reclassified into the profits and losses in future	6	-68,192	4,571	54,155
1. Other comprehensive income reclassified to gains and losses in the future shared by the investee accounted under equity method	—	13,894	15,781	36,531
2. Gains and losses of the fair value changes of the AFS financial assets	6	-82,086	-11,210	17,624
3. Effective part of the gains and losses of cash flow hedging	—	—	—	—
4. Translation balance of the foreign currency financial statements	—	—	—	—

6. Total comprehensive income	710,430	1,226,864	1,971,329	2,108,806

Comprehensive gains attributable to Shareholders	603,176	1,119,877	1,654,276	1,868,922

Total comprehensive income attributable to the holders of other equity instruments of the parent company	107,254	106,987	317,053	239,884

8. Earnings per share
(1) Earnings per share, basic	0.1228	0.2416	0.3359	0.3690
(2) Earnings per share, diluted	0.1228	0.2416	0.3359	0.3690

Consolidated Cash Flow Statement

The first 3 quarters of 2016

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

Items	The first 3 quarters of 2016	The first 3 quarters of 2015
1. CASH FLOW FROM OPERATING ACTIVITIES:
Cash received from sales of goods or rendering of services	69,163,722	31,433,298
Tax refunding	617,649	335,089
Other cash received relating to operating activities	4,839,352	1,483,083
Sub-total of cash inflows	74,620,723	33,251,470
Cash paid for goods and services purchased	58,415,496	21,101,843
Cash paid to employees and on behalf of employees	5,855,757	6,451,774
Taxes payments	4,028,284	4,269,414
Other cash paid relating to operating activities	4,165,327	2,003,273
Sub-total of cash outflows	72,464,864	33,826,304
NET CASH FLOW FROM OPERATING ACTIVITIES	2,155,859	-574,834
2. CASH FLOW FROM INVESTMENT ACTIVITIES:
Cash received from recovery of investments	74,672	1,254,495
Cash received from return of investments income	383,137	202,174
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	1,544	7,795
Other cash received relating to investing activities	—	128,676
Sub-total of cash inflows	459,353	1,593,140
Cash paid to acquire fixed assets, intangible assets and other long-term assets	4,918,533	3,133,034
Cash paid for investments	3,794,522	1,147,077
Net cash received from disposal of subsidiaries and other business units	—	676,000
Other cash paid relating to investment activities	794,672
Sub-total of cash outflows	9,507,727	4,956,111
NET CASH FLOW FROM INVESTMENT ACTIVITIES	-9,048,374	-3,362,971
3. CASH FLOW FROM FINANCING ACTIVITIES:
Cash received from investors	7,000,000	3,964,000
Including: cash received from minority shareholders of subsidiaries	7,000,000
Cash received from borrowings	6,090,850	5,809,337
Cash received from bonds	13,500,000	9,982,500
Sub-total of cash inflows	26,590,850	19,755,837
Repayments of borrowings and debts	21,472,437	13,137,906
Cash paid for distribution of dividends or profits, or cash paid for interest expenses	2,649,273	1,575,805
Including: cash paid for distribution of dividends or profits by subsidiaries to minority shareholders	144,200	—
Other cash paid relating to financing activities	31,309	64,337
Sub-total of cash outflows	24,153,019	14,778,048
NET CASH FLOW FROM FINANCING ACTIVITIES	2,437,831	4,977,789
4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	262,489	-184,044
5. NET INCREASE ON CASH AND CASH EQUIVALENTS	-4,192,195	855,940
Add: Cash and cash equivalents, opening	23,455,059	20,375,881
6. Cash and cash equivalents, closing	19,262,864	21,231,821

Cash Flow Statement of the Parent Company

The first 3 quarters of 2016

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

Items	The first 3 quarters of 2016	The first 3 quarters of 2015
1. CASH FLOW FROM OPERATING ACTIVITIES:
Cash received from sales of goods and rendering of services	11,762,142	15,895,638
Tax refunding	—	—
Other cash received relating to operating activities	1,615,936	1,545,764
Sub-total of cash inflows	13,378,078	17,441,402
Cash paid for goods and services	4,917,946	9,198,456
Cash paid to and on behalf of employees	3,400,940	4,156,510
Taxes payments	2,991,518	3,247,121
Other cash paid relating to operating activities	558,020	1,651,908
Sub-total of cash outflows	11,868,424	18,253,995
NET CASH FLOW FROM OPERATING ACTIVITIES	1,509,654	-812,593
2. CASH FLOW FROM INVESTMENT ACTIVITIES:
Cash received from recovery of investments	1,809,226	2,454,495
Cash received from return of investments	325,000	354,090
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	488	789
Net cash amount received from the disposal of subsidiaries and other business units	—	821,772
Other cash received relating to investment activities	—	—
Sub-total of cash inflows	2,134,714	3,631,146
Cash paid to acquire fixed assets, intangible assets and other long-term assets	1,033,132	1,087,102
Cash paid for investments	9,653,587	3,181,628
Net cash paid for the acquisition of subsidiaries and other business units	—	676,000
Other cash paid relating to investment activities	13,439,548	4,382,861
Sub-total of cash outflows	24,126,267	9,327,591
NET CASH FLOW FROM INVESTMENT ACTIVITIES	-21,991,553	-5,696,445
3. CASH FLOW FROM FINANCING ACTIVITIES:
Cash received from investors	—	3,964,000
Cash received from borrowings	15,082,138	5,471,369
Cash received from bonds	13,500,000	9,982,500
Cash received relating to other financing activities	2,635,823	32,695
Sub-total of cash inflows	31,217,961	19,450,564
Repayments of borrowings	16,540,946	12,133,217
Cash paid for distribution of dividends or profits, or cash paid for interest expenses	1,550,428	1,217,540
Other cash payment relating to financing activities	1,393,716	616,195
Sub-total of cash outflows	19,485,090	13,966,952
NET CASH FLOW FROM FINANCING ACTIVITIES	11,732,871	5,483,612
4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	45,226	-3,961
5. NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS	-8,703,802	-1,029,387
Add: Cash and cash equivalents, opening	19,076,402	18,327,804
6. Cash and cash equivalents, closing	10,372,600	17,298,417

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC